# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bob's Discount Furniture, Inc., CIK 0002085187
CUSIP: 09681N106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 434 Tolland Turnpike, Manchester, Connecticut (CT), 06042
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085166

## Reporting persons
- BCPE BDF Investor, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 95,370,751; sole dispositive power 0; shared dispositive power 95,370,751; aggregate amount beneficially owned 95,370,751 (73% of the class)

## Item 1. Issuer
Name of issuer: Bob's Discount Furniture, Inc.
Address of issuer's principal executive offices: 434 Tolland Turnpike, Manchester, CT 06042

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by BCPE BDF Investor, LP, a Delaware limited partnership (the "Reporting Person").

Bain Capital Investors, LLC ("BCI") is the manager of Bain Capital Beacon General Partner, LLC ("Bain Capital Beacon General Partner"), which is the general partner of Bain Capital Beacon Roll SPV X, L.P. ("Bain Capital Beacon Roll SPV X"), which is the sole member of BCPE BDF GP, LLC ("BCPE BDF GP" and together with the Reporting Person, BCI, Bain Capital Beacon General Partner, and Bain Capital Beacon Roll SPV X, the "Bain Capital Entities"), which is the general partner of the Reporting Person. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person.Voting and investment decisions with respect to the securities held by the Reporting Person are made by the partners of BCI.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, MA 02116.
Citizenship: Each of the Bain Capital Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2026, the Reporting Person directly held 95,370,751 Common Stock, representing approximately 73.0% of the Issuer's outstanding Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 130,627,486 shares of Common Stock issued and outstanding as of May 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 95370751
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 95370751

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BCPE BDF Investor, LP: /s/ Jennifer Davis, Jennifer Davis, Partner of Bain Capital Investors, LLC (05/15/2026)